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                             May 2, 2022

       Shahira Wely
       Chief Executive Officer
       WidFit Inc.
       Jabotinsky Street 3
       Hod Hasharon 4530803
       Israel

                                                        Re: WidFit Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 20,
2022
                                                            File No. 333-263379

       Dear Ms. Wely:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022 letter.

       Amendment No. 1 to Form S-1 filed April 20, 2022

       Prospectus Summary
       Certain Information about this Offering, page 5

   1. We note your disclosure that you will receive $27,500 before expenses if 50% of the shares being offered
are sold. Please reconcile this with your disclosure on page 14 that the gross proceeds from
this offering will be $30,000 if 50% of the shares being offered are sold.
 Shahira Wely
FirstName
WidFit Inc.LastNameShahira Wely
Comapany
May  2, 2022NameWidFit Inc.
May 2,
Page 2 2022 Page 2
FirstName LastName
Risk Factors
It will be extremely difficult to acquire jurisdiction..., page 10

2. Please revise your reference to your two officers and directors to clarify that Ms. Wely is your sole officer and director.
We may, in the future, issue additional common shares..., page 12

3. Your disclosure that you may issue up to an additional 72.7 million shares of common stock is inconsistent with your disclosure in this risk factor that you have 75 million shares of common stock authorized and that you have already issued 5 million shares of common stock. Please advise or revise.
Use of Proceeds, page 14

4. You state on page 2 that the minimum amount of proceeds needed in order to have an operating business and to meet your reporting requirements is $15,000. However, on page
         4 you state that a minimum of $10,000 is needed for your website to be operational and $30,000 is needed for browser development, initial marketing and promotion for commercial launch. Please explain these apparent inconsistences or revise your disclosures accordingly.
Description of Business, page 19

5. We note your response to prior comment 7, however, you continue to refer to December
         31, 2022 both here and elsewhere throughout the filing. Please revise.
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

6. We note that you revised your disclosures in response to prior comment 11 to refer to the
         ASC 606, however, the remainder of your disclosure appears to refer to terminology and recognition principles in ASC 605. Please revise and ensure that your disclosures appropriately address the guidance in ASC 606.
 Shahira Wely
FirstName
WidFit Inc.LastNameShahira Wely
Comapany
May  2, 2022NameWidFit Inc.
May 2,
Page 3 2022 Page 3
FirstName LastName
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at
(202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Thomas Puzzo